SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NO 1
Customer Service StatISTICs - JAN 2010

Ryanair, the world's favorite airline, today (23rd Feb) released its customer service statistics for January.  Ryanair publishes its customer service statistics each month (unlike Easyjet which refuses to publish theirs).  These statistics confirm that Ryanair delivers Europe's No 1 customer service to airline passengers.

During the month of January 2010:

·
81% of over 34,000 Ryanair
flights arrived on time.
·
Just 2 complaints per 1,000 passengers received.
·
Less than 1 mislaid bag claim per 1,000 passengers was received.

CUSTOMER SERVICE STATS JAN 2010	2009	2010
On-time flights	89%	81%
Complaints per 1,000 pax	0.88	2.12*
Baggage complaints per 1,000 pax	0.37	0.42
Complaints answered with 7 days	99%	99%

·
Only Ryanair guarantees the lowest fares and 'no fuel surcharges ever';
·
Ryanair operates Europe's youngest, greenest, cleanest fleet;
·
Ryanair is Europe's No.1 on-time airline (beating Easyjet every week since 2003);
·
Easyjet hasn't published on-time stats since 27 April -canceled again?

* Due to widespread snow disruptions in Dec/Jan.

Ends.                                                                Tuesday, 23rd February 2010

For further information
Please contact:
Stephen McNamara                                      Pauline McAlester
Ryanair                                                            Murray Consultants
Tel: 00 353 1 812 1271                                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  23 February, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary